Mailstop 4561

January 9, 2009

Mr. Per Akerlind
Executive Director and Chief Financial Officer
Swedish Export Credit Corporation
Vastra Tradgardsgatan 11B
P.O. Box 16368
SE-103 27
Stockholm, Sweden

  Re: Swedish Export Credit Corporation
    Form 20-F for the Fiscal Year Ended December 31, 2007
    File No. 1-8382

Dear Mr. Akerlind:

  We have reviewed your supplemental response letter dated December 10, 2008 and have the following comments.

Swedish Export Credit Corp.
Form 20-F/A for the Year Ended December 31, 2007

Item 3. Key Information
Selected Financial Data, page 2

1. We have reviewed your response to prior comment one from our letter dated November 7, 2008. Please address the following:

- We note your investors consist primarily of debt holders and the Kingdom of Sweden, which owns 100% of your outstanding Class A and Class B shares. Please demonstrate for us the usefulness of your non-IFRS measure to your public investors. For example, it appears that debt holders would find more useful a liquidity measure that provides a basis to evaluate whether sufficient cash is available to pay interest and principal payments when due as opposed to a measure of financial performance. Alternatively, revise your future filings to remove this measure. Refer to FAQ 8 of

the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures available on our website at www.sec.gov.

- In your proposed disclosures on page A-1, you state that management believes it is
  important to be able to communicate to investors a view of the Company's
  performance that is consistent with its business model. It appears the Company
  recognizes that its earnings are inherently volatile, in that it routinely uses derivatives
  to hedge financial risk. Please tell us how your presentation of Core Earnings (which,
  as described in your response, appears to eliminate all earnings volatility, not already
  eliminated by applying hedge accounting or the fair value option) is useful to
  investors, given the inherent volatility in the Company's earnings, the nature of the
  Company's business operations and the type of information provided by others in
  your industry.

- In your proposed disclosure on page A-1, you state that one significant reason for not
  applying the fair value option to hedged items is that you believe it would be
  misleading to reflect changes in the credit spreads of financial assets and liabilities in
  net profit. Please revise your future filings to disclose that reflecting changes in
  credit spreads is required by IFRS (IAS 39, paragraphs AG69 – AG 82) for financial
  assets and liabilities accounted for at fair value, notwithstanding the fact that you
  believe it is misleading.   This disclosure should be provided wherever you make this
  disclosure about your beliefs that this information is misleading.

- Please quantify, and in future filings disclose the portion of the market value
  adjustment for your derivative liabilities related to your own credit risk.

2.   We have reviewed your response to prior comment two from our letter dated
      November 7, 2008. In regards to your proposed disclosures on page A-2, please tell us
      and expand your disclosure in future filings to clearly describe what the material
      limitations are associated with your determination of which fair value changes are
      excluded from Core Earnings. In this regard, please clarify by providing specific
      examples of exactly which fair value changes are included in your Core earnings
      measure, and which are excluded from the Core earnings measure. Your response and
      proposed disclosure should discuss all of the types of transactions included in each
      category. As an example, your response should clarify whether all derivative fair value
      changes are excluded in determining Core earnings, or just derivative fair value changes
      that are not included in fair value or cash flow hedging relationships under IAS 39.

Item 18. Financial Statements
Note 4 – Net results of financial transactions, page F-18

3.   We note the tabular presentation of changes in fair value related to financial assets, financial liabilities and related derivatives, except securities in trading portfolio, by financial instrument category, as included in your determination of Core Earnings. Please address the following:

- In Note 1- Significant Accounting Policies- you disclose that transactions in the category loans and receivables are measured at amortized cost using the effective interest rate method. Further, you disclose that assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in equity. Based on these disclosures, we are unclear why changes in fair value related to these assets are included in the line item net results of financial transactions in your Income Statements. Please tell us how your loans and receivables and available-for-sale assets impact your net profit.

- We note you specifically exclude changes in fair value related to securities in the trading portfolio from your table, however, we note you include changes in fair value related to "financial assets or liabilities at fair value through profit or loss." Please describe the types of financial assets and liabilities you carry at fair value through profit or loss and tell us whether these are assets and liabilities for which the fair value option has been elected.

- Describe the accounting model you use for each financial instrument category presented in the table, if not previously explained in response to our comments above, and tell us how changes in the related financial instrument's fair value impact net profit.

Note 12- Derivatives, page F-28

4.   We have reviewed your response to prior comment three from our letter dated November 7, 2008. Please address the following:

- Revise your disclosures in future filings to clarify, consistent with your response, that there is an impact on net profit related to your exactly matched hedge relationships- in cases where the credit risk component of the derivative fair value adjustment is not equally offset by the adjustment made to the hedged item (due to the hedged risks).

- In the example in the first paragraph of your response, (where you describe a hedge of a structured note containing embedded derivatives), you state that the fair value of the embedded features are calculated on the basis of the fair value of a stand-alone hybrid hedging instrument, with equal amounts but opposite signs. Clarify that you also consider the effects of differences in counterparty credit and your own credit for these instruments, such that the ultimate fair values used in your financial statements are not necessarily equal and offsetting.

- In the second paragraph of your response, you state that credit spread effects are difficult to establish, however, these amounts have not been historically significant due to low market volatility. Please explain to us why market volatility, rather than issuer volatility, would impact your calculation of credit spreads. Furthermore, please clarify your response, as throughout the latter part of 2007, it appears that worldwide many financial institutions experienced significant volatility in their results and stock prices given worldwide economic conditions.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have any questions.

Sincerely,

Sharon Blume
Reviewing Accountant